Exhibit 99.1

One Team. Infinite Solutions.

Stantec Inc.
2007 THIRD QUARTER REPORT
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

Table of Contents

i	Report to Shareholders

Unedited Interim Consolidated Financial Statements
F-1	Consolidated Balance Sheets
F-2	Consolidated Statements of Income
F-3	Consolidated Statements of Shareholders’ Equity and Comprehensive Income
F-4	Consolidated Statements of Cash Flows
F-5	Notes to the Unaudited Interim Consolidated Financial Statements
gement’s Discussion and Analysis
Management's Discussion and Analysis
M-1	Caution Regarding Forward-Looking Statements
M-2	Vision, Core Business, and Strategy
M-2	Results
M-11	Summary of Quarterly Results
M-13	Liquidity and Capital Resources
M-14	Other
M-15	Outlook
M-16	Critical Accounting Estimates, Developments, and Measures
M-17	Controls and Procedures
M-17	Risk Factors
M-17	Subsequent Acquisitions

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through over 7,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

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Report to Shareholders

Third Quarter 2007 Financial Highlights

•
Gross revenue for the third quarter of 2007 increased 11.9% to $235.3 million, compared to $210.2 million for the third quarter of 2006. On a year-to-date basis, gross revenue increased 15.2% to $696.3 million.

•	Net revenue for the third quarter of 2007 increased 13.7% to $207.0 million, compared to $182.0 million for the third quarter of 2006, with a year-to-date increase of 16.6% to $615.0 million.
•	Net income for the third quarter of 2007 increased 5.5% to $17.4 million, compared to $16.5 million for the third quarter of 2006, with a year-to-date increase of 12.8% to $50.3 million.
•	Diluted earnings per share for the third quarter of 2007 were 5.6% higher at $0.38, versus $0.36 for the third quarter of 2006, with a year-to-date increase of 12.4% to $1.09.

I am pleased to report continuing strong results for our Company for the third quarter of 2007. Our net revenue for the quarter was $207.0 million, and diluted earnings per share were $0.38, representing increases of 13.7% and 5.6%, respectively, compared to the third quarter of 2006. On a year-to-date basis, net revenue was $615.0 million, and diluted earnings per share were $1.09., representing increases of 16.6% and 12.4% compared to last year.

The continuing consistency of out results reflects the capacity of our business model to adapt to changing market conditions throughout North America. During the quarter, weakness in some parts of the urban land market contributed to a decrease in internal revenue in our Urban Land practice area. This decline was offset by an increase in internal revenue in our Industrial & Project Management and Environment practice areas.

During the third quarter, we completed the acquisition of Trico Engineering Consultants, Inc., adding approximately 130 employees who specialize in civil engineering, surveying, landscape architecture, and planning to our operations in South Carolina. The integration of this firm, based in North Charleston, enhances our service portfolio throughout the southeastern United States. We also acquired Chong Partners Architecture, a firm headquartered in San Francisco, California, with 175 employees and additional offices in Sacramento and San Diego. This addition not only bolsters our presence in the buildings market in California but also provides a foundation for creating a national Architecture practice in the United States.

New project activity during the quarter illustrated the increasing diversity of our work in the public sector, particularly in the Transportation area. For example, we were awarded an on-call contract with the Tri-County Metropolitan Transportation District of Oregon to provide communications systems engineering for the Portland public transportation system. The work will include the design of rail central control systems, fiber-optic transmission systems, and radio and microwave systems, among other tasks. We also procured contracts to complete annual inspections of several hundred bridges in Manitoba and Colorado for Manitoba Infrastructure and Transportation and the Colorado Department of Transportation, respectively. In the roadways sector, we were chosen to prepare the functional design of a new high-speed expressway and ring road system for the City of Red Deer, Alberta, including a new bridge crossing, railway overpasses, and intersections/interchanges with major arterial roads. And in the airports sector, we secured a contract with the State of Connecticut to update the airport master plan for the Groton-New London Airport in Groton.

The continuing expansion of our Planning & Landscape Architecture practice in the public sector helped us secure an assignment with the State of California Department of General Services to provide civil engineering and landscape architecture for the development of a new energy plant that will supply heating and cooling to 23 state buildings, including the state capital, in Sacramento. Also calling on our expertise in surveying and Leadership in Energy and Environmental Design (LEED®) and sustainable design consulting, the project will include the use of blow down water from the cooling towers for irrigation, pervious concrete paving in the parking areas to reduce water runoff, and a rain garden to collect and filter runoff before entering the public storm drainage system. We are targeting to achieve LEED Gold certification for the project.

New public sector work in the Environment area included an on-call contract with the City of Anaheim, California, to provide a range of services—hydraulic modeling, landscape architecture, planning, design, surveying, and construction management—for water and sewer treatment, pipeline, pump station, and reservoir infrastructure projects. In addition, we were contracted to design a replacement plant for the existing 0.25-million-US-gallon-per-day (0.95-megalitre-per-day) Eagle Mountain Water Reclamation Facility for the City of Eagle Mountain, Utah, with the new plant providing a treatment design capacity of 1.2 million US gallons per day (4.5 megalitres per day). The design will include the use of the innovative Cannibal® solids reduction process, which decreases a large percentage of the biological solids produced by activated sludge wastewater treatment systems.

During the quarter, work also continued on the restoration and rehabilitation of the interior of New York’s City Hall, a historic landmark originally built in 1811, for the New York City Department of Citywide Administrative Services. This assignment, which follows various projects we have completed at the building since 1998, brings together our expertise in architecture, structural engineering, preservation/restoration, high-definition scanning (a laser survey technology used to create three-dimensional electronic models), and sustainable design consulting and filing for LEED certification. We are also providing architecture and civil, mechanical, electrical, and plumbing engineering services for the Burnaby Mountain Sports and Medical Centre project at Simon Fraser University in Vancouver, British Columbia. Our design will incorporate energy-efficient features to lessen the ecological footprint of the new facility, which will include two rooftop soccer fields, clinics, offices, a field house, and an aquatic center with an Olympic-sized pool.

New project awards in the private sector included an assignment to provide engineering services for the installation of infrastructure at the Athasbasca Upgrader, a bitumen-processing facility in northern Alberta owned by Total E&P Canada Ltd. Drawing on expertise from several of our practice areas, the scope of work will include water management planning and studies; raw water intake and pipeline engineering; wastewater treatment and effluent pipeline engineering; environmental impact assessment submission support; rail logistics and materials handling engineering; the design of administration, control, and fire hall buildings; and access road and administration area studies.

Soon after the end of the third quarter, we completed the acquisition of Woodlot Alternatives, Inc., a 65-person firm based in Portland, Maine. In addition to strengthening our presence in New England with offices in Maine, Massachusetts, and Vermont, the integration of this firm enhances our service delivery in the areas of natural resource assessment, permitting, and environmental engineering, particularly for the wind power industry. We also added 650 employees through the acquisition of Neill and Gunter, a full-service consulting engineering firm primarily located in Portland, Maine; Fredericton, New Brunswick; and Halifax, Nova Scotia. The integration of these new colleagues brings greater depth to our Industrial practice in North America, enhances our operations in New England, and provides access to a new market in Atlantic Canada.

In sum, the third quarter of 2007 demonstrated, through operational results and project activity, the continuing strength of our business model. Looking ahead, we are confident that we can continue to maintain profitable growth in the current economic climate.

"Signed"
Tony Franceschini, P.Eng.
President & CEO
November 1, 2007

Consolidated Balance Sheets
(Unaudited)
	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	12,021	28,363
Restricted cash	-	1,545
Accounts receivable, net of allowance for doubtful accounts of
$13,558 in 2007 ($7,379 – 2006)	198,969	168,474
Costs and estimated earnings in excess of billings	56,318	39,924
Prepaid expenses	5,312	6,591
Future income tax assets	12,016	9,711
Other assets (note 3)	10,897	8,228

Total current assets	295,533	262,836
Property and equipment	75,720	65,009
Goodwill	252,334	251,491
Intangible assets	21,503	22,819
Future income tax assets	11,198	9,984
Other assets (note 3)	21,546	18,338

Total assets	677,834	630,477

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	1,088	-
Accounts payable and accrued liabilities	115,739	107,132
Billings in excess of costs and estimated earnings	35,338	28,721
Income taxes payable	4,719	3,432
Current portion of long-term debt (note 4)	6,254	4,181
Future income tax liabilities	12,180	12,236

Total current liabilities	175,318	155,702
Long-term debt (note 4)	29,714	12,046
Future income tax liabilities	15,563	18,273
Other liabilities (note 5)	38,041	33,561

Total liabilities	258,636	219,582

Shareholders' equity
Share capital	215,238	212,781
Contributed surplus	5,612	5,458
Deferred stock compensation	(118)	(250)
Retained earnings	268,080	217,750
Accumulated other comprehensive income (note 8)	(69,614)	(24,844)

Total shareholders' equity	419,198	410,895

Total liabilities and shareholders' equity	677,834	630,477

See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(In thousands of Canadian dollars, except shares outstanding and
per share amounts)	$	$	$	$

INCOME
Gross revenue	235,381	210,147	696,341	604,258
Less subconsultant and other direct expenses	28,395	28,161	81,356	76,979

Net revenue	206,986	181,986	614,985	527,279
Direct payroll costs	90,714	78,375	268,386	229,410

Gross margin	116,272	103,611	346,599	297,869
Administrative and marketing expenses (notes 7 and 11)	85,121	72,927	257,489	213,751
Depreciation of property and equipment	4,797	4,250	13,125	11,354
Amortization of intangible assets	800	1,599	2,558	4,833
Net interest expense (note 4)	387	432	711	1,814
Share of income from associated companies	(93)	(48)	(187)	(212)
Foreign exchange (gains) losses	(194)	99	(1,290)	(20)
Other income (note 3)	(334)	(147)	(926)	(1,308)

Income before income taxes	25,788	24,499	75,119	67,657

Income taxes
Current	11,211	9,583	26,859	25,204
Future	(2,898)	(1,498)	(2,070)	(2,098)

Total income taxes	8,313	8,085	24,789	23,106

Net income for the period	17,475	16,414	50,330	44,551

Weighted average number of shares outstanding –
basic	45,578,416	45,115,818	45,542,534	45,048,970

Weighted average number of shares outstanding –
diluted	46,252,398	46,011,515	46,168,452	45,960,117

Shares outstanding, end of the period	45,602,754	45,076,781	45,602,754	45,076,781

Earnings per share
Basic	0.38	0.36	1.11	0.99
Diluted	0.38	0.36	1.09	0.97

See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share Contributed		Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Income (AOCI)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 8)	Total
(In thousands of Canadian dollars, except
shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,844)	410,895

Change in accounting policy (note 1)						481	481

Balance, January 1, 2007, as
adjusted	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					50,330		50,330
Currency translation adjustments						(46,034)	(46,034)
Unrealized gains on financial assets						1,024	1,024
Realized gains transferred to net
income						(241)	(241)
Total comprehensive income					50,330	(45,251)	5,079

Share options exercised for cash	378,934	1,774					1,774
Stock-based compensation expense			1,240	132			1,372
Reclassification of fair value of stock
options previously expensed		419	(419)				-
Shares issued on vesting of restricted
shares	22,035	264	(667)				(403)
Balance, September 30, 2007	45,602,754	215,238	5,612	(118)	268,080	(69,614)	419,198

Retained earnings and AOCI					198,466

	Shares	Share	Contributed	Deferred
	Outstanding	Capital	Surplus	Stock	Retained	AOCI
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 8)	Total
	#	$	$	$	$	$	$

Balance, December 31, 2005	44,626,262	210,604	5,522	(833)	158,335	(25,575)	348,053

Comprehensive income:

Net income					44,551		44,551
Currency translation adjustments						(10,333)	(10,333)
Total comprehensive income					44,551	(10,333)	34,218

Share options exercised for cash	482,076	1,489					1,489
Stock-based compensation expense			652	489			1,141
Shares repurchased under normal
course issuer bid	(51,600)	(243)	(6)		(767)		(1,016)
Reclassification of fair value of stock
options previously expensed		186	(186)				-
Shares issued on vesting of restricted
shares	20,043	315	(896)				(581)

Balance, September 30, 2006	45,076,781	212,351	5,086	(344)	202,119	(35,908)	383,304

Retained earnings and AOCI					166.211
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	236,839	212,472	685,658	611,224
Cash paid to suppliers	(81,481)	(66,967)	(204,316)	(188,078)
Cash paid to employees	(131,634)	(115,884)	(422,964)	(358,618)
Dividends from equity investments	200	300	450	450
Interest received	1,680	1,222	4,851	4,777
Interest paid	(2,187)	(1,988)	(3,359)	(6,192)
Income taxes paid	(6,298)	(10,802)	(26,708)	(28,211)
Income taxes recovered	1,180	1,969	2,298	3,136

Cash flows from operating activities (note 12)	18,299	20,322	35,910	38,488

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(4,846)	-	(42,580)	(12,079)
Restricted cash used for acquisitions	-	1,285	1,073	17,991
Decrease (increase) in investments held for self-insured
liabilities	(154)	(1,120)	(1,596)	(3,173)
Proceeds on disposition of investments	2	2	23	7
Purchase of property and equipment	(7,233)	(3,743)	(18,770)	(14,562)
Proceeds on disposition of property and equipment	78	48	106	60

Cash flows used in investing activities	(12,153)	(3,528)	(61,744)	(11,756)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(40,327)	(26,334)	(57,044)	(62,504)
Repayment of acquired bank indebtedness	(4,985)	-	(4,985)	(1,787)
Proceeds from long-term borrowings	27,305	-	69,000	9,142
Net change in bank indebtedness financing	1,088	2,904	1,088	2,904
Repurchase of shares for cancellation (note 7)	-	(1,016)	-	(1,016)
Proceeds from issue of share capital	293	40	1,774	1,489

Cash flows from (used in) financing activities	(16,626)	(24,406)	9,833	(51,772)

Foreign exchange gain (loss) on cash held in foreign currency	403	(369)	(341)	(396)

Net decrease in cash and cash equivalents	(10,077)	(7,981)	(16,342)	(25,436)
Cash and cash equivalents, beginning of the period	22,098	10,688	28,363	28,143

Cash and cash equivalents, end of the period	12,021	2,707	12,021	2,707
See accompanying notes

STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2006, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2006, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a) Change in accounting policies

Financial instruments, equity, and comprehensive income. Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” These pronouncements further align Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS) and require the following:

•
Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that the Company intends and is able to hold to maturity, and these instruments are accounted for at amortized cost. Held-for- trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in "Other Comprehensive Income."

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets (note 6).

As a result of adopting these standards, the Company classified its financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.

•	Investments held for self-insured liabilities are classified as financial assets available for sale.

•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on the Company's consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income decreased by the $24,800,000 balance previously reported in the cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements were not restated except for the presentation of the cumulative translation account.

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and bank loans approximate their carrying amounts because of the short-term maturity of these instruments.

Accounting Changes. Effective January 1, 2007, the Company adopted the new CICA Handbook Section 1506, “Accounting Changes.” This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of this new section did not have an effect on the Company's financial position or on the results of its operations.

b) Recent accounting pronouncements

Financial Instruments—Disclosure and Presentation. In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for fiscal years beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP and IFRS. Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards is not expected to have a material effect on the Company’s financial position or on the results of its operations.

Capital Disclosures. In November 2006, the CICA released the new handbook Section 1535, “Capital,” effective for fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard is not expected to have a material effect on the Company's financial position or on the results of its operations.

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with IFRS over a transition period that is expected to end in 2011. The Company has not yet determined the impact of the CICA's plan on its consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

2.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. At each balance sheet date, purchase price adjustment clauses are reviewed and generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations.

In the case of some acquisitions, additional consideration, specified in the purchase agreement, may be payable based on future performance parameters. This contingent consideration is recognized as an adjustment to goodwill. As at September 30, 2007, contingent consideration of this nature was included in the purchase agreements of certain acquisitions completed to date. However, only $300,000 (September 30, 2006 – nil) was determinable. The consideration was not recognized as an additional cost of the purchase because it is contingent on the occurrence of a future event and will be recognized when resolved. In addition, there are purchase agreements for which the amount of contingent consideration was not determinable at the balance sheet date. The amount of this consideration is also contingent on the occurrence of future events and will be recognized as an additional cost of the purchase as the contingencies are resolved.

In the case of some acquisitions, additional payments may be made to acquired employees that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They will be expensed as compensation as services are provided by the employees.

Acquisitions in 2007

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

On April 2, 2007, the Company acquired the partnership interest and business of Vollmer Associates LLP for cash consideration of US$31,000,000 and promissory notes of US$10,000,000. The promissory notes are subject to price adjustment clauses included in the purchase agreement and may be adjusted to reflect either more or less non-cash working capital realized than was originally expected. The acquisition of this firm, headquartered in New York City, strengthened the Company’s engineering, architecture, planning, landscape architecture, and survey services in the transportation sector in the US East.

On April 2, 2007, the Company acquired the net assets and business of Land Use Consultants, Inc. for cash consideration. This acquisition supplemented the Company’s operations in Portland, Maine, and expanded its planning and landscape architecture services in the northern New England region.

On May 18, 2007, the Company acquired the net assets and business of Geller DeVellis Inc., a firm based in Boston, Massachusetts, for cash consideration. This acquisition strengthened the Company’s planning, landscape architecture, and civil engineering design capabilities and presence in the New England region.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

On August 31, 2007, the Company acquired the shares and business of Trico Engineering Consultants, Inc. for cash consideration and promissory notes. This acquisition strengthened the Company’s civil engineering, surveying, landscape architecture, and planning capabilities in Charleston, South Carolina, and expanded the depth of its services throughout the southeastern United States.

On September 14, 2007, the Company acquired the shares and business of Chong Partners Architecture, Inc. for cash consideration and promissory notes. This acquisition, headquartered in San Francisco with additional offices in Sacramento and San Diego, enhances the Company’s architecture presence in the United States, particularly in California, and provides a foundation for further expansion of its American Architecture practice.

During the first three quarters of 2007, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), Keen Engineering Co. Ltd. (2005), Carinci Burt Rogers Engineering, Inc. (2006), Dufresne-Henry, Inc. (2006), ACEx Technologies, Inc. (2006), and Vollmer Associates LLP (2007) acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments had no net effect on the purchase price allocations.

During the first three quarters of 2007, the purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions were finalized. The purchase price allocations for the Nicholson Tamaki Architects Inc., Vollmer Associates LLP, Land Use Consultants, Inc., Geller DeVellis Inc., Trico Engineering Consultants, Inc., and Chong Partners Architecture, Inc. acquisitions have not been finalized. The Company expects to finalize the purchase price allocations for Nicholson Tamaki Architects Inc. during the first quarter of 2008; the purchase price allocations for Vollmer Associates LLP, Land Use Consultants, Inc., and Geller DeVellis Inc. during the second quarter of 2008; and the purchase price allocations for Trico Engineering Consultants, Inc. and Chong Partners Architecture, Inc. during the third quarter of 2008.

Acquisitions in 2006

On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.

On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company's New York operations, this acquisition expanded its services into four new states in New England and created an initial platform for growth in Florida. Dufresne-Henry, Inc.’s staff added to the Company's professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition complemented the Company’s services in transit, rail and power communications, and control systems engineering and added new locations in Oakland, California, and Irving, Texas.

During the first three quarters of 2006, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), and Keen Engineering Co. Ltd. (2005) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

During the first three quarters of 2006, the purchase price allocations for the CPV Group Architects & Engineers Ltd., The Keith Companies, Inc., and the Keen Engineering Co. Ltd. acquisitions were finalized.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first three quarters of each year are as follows:

	2007	2006
(In thousands of Canadian dollars)	$	$

Cash consideration	42,978	13,221
Promissory notes	9,036	4,224

Purchase price	52,014	17,445

Assets and liabilities acquired at fair values
Cash acquired	398	1,142
Bank indebtedness assumed	(4,985)	(1,787)
Non-cash working capital	13,131	10,363
Property and equipment	9,238	3,079
Investments	71	-
Goodwill	32,899	8,091
Intangible assets
Client relationships	1,266	1,161
Contract backlog	259	475
Other	2,658	102
Other long-term liabilities	(741)	(2,039)
Long-term debt	(5,450)	(595)
Future income tax assets (liabilities)	3,270	(2,547)

Net assets acquired	52,014	17,445

Of the goodwill and intangible assets resulting from acquisitions completed in the first three quarters of 2007, $26,792,000 is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 5).

As a result of the acquisitions completed in the first three quarters of 2007, the Company assumed commitments for leases of approximately $25,715,000, with lease terms ranging from one to eight years.

As part of the acquisition of Vollmer Associates LLP, the Company acquired the interests of five project joint ventures, with three remaining active as at the acquisition date. The interest held in these joint ventures ranges from 23.3 to 47.5% . As part of the acquisition of Chong Partners Architecture, Inc., the Company acquired a 50% interest in two joint ventures, one of which is project specific.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

3.	Other Assets

	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	26,538	22,720
Investments in associated companies	1,139	1,347
Investments – other	726	823
Other	4,040	1,676
	32,443	26,566
Less current portion of investments held for self-insured liabilities	10,897	8,228
	21,546	18,338

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value. The bonds bear interest at rates ranging from 2.88% to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to eight years.

4.	Long-Term Debt

	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Non-interest-bearing note payable	144	134
Other notes payable	13,938	7,935
Bank loan	21,886	8,158
	35,968	16,227
Less current portion	6,254	4,181
	29,714	12,046

The carrying values of the other notes payable have been calculated using a weighted average rate of interest of 4.66% and may be supported by promissory notes where required. The notes are due at various times from 2007 to 2010. The aggregate maturity value of the notes is $13,995,000 (December 31, 2006 – $8,154,000). As at September 30, 2007, $7,610,000 of the notes' carrying value was payable in US funds (US$7,650,000). As at December 31, 2006, $1,357,000 of the notes' carrying value was payable in US funds (US$1,164,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2007.

The Company has a revolving credit facility in the amount of $160 million that expires on August 31, 2010. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at September 30, 2007, $21,885,600 (December 31, 2006 – $8,158,000) of the bank loan was payable in US funds (US$22,000,000) (December 31, 2006 –US$7,000,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at September 30, 2007, was 6.10% (December 31, 2006 – 6.00%) . The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at September 30, 2007, and throughout the periods presented. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

The interest incurred on long-term debt in Q3 07 was $717,000 (Q3 06 – $512,000), with a year-to-date expense of $1,554,000 (2006 – $2,309,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At September 30, 2007, the Company had issued letters of credit totaling $1,359,000 (C$151,000 and US$1,214,000) pursuant to this credit facility. The Company also assumed an additional $422,000 (US$424,000) in letters of credit as part of certain acquisitions completed in 2007.

During Q2 07, the Company entered into a US$4.0 million surety credit facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2007, $50,000 (US$50,000) in bonds had been issued under this credit facility.

5.	Other Liabilities

	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	17,396	16,041
Deferred gain on sale leaseback	5,858	6,187
Lease inducement benefits	11,820	10,499
Liabilities on lease exit activities	3,109	2,833
Other	4,316	2,333
	42,499	37,893
Less current portion included in accrued liabilities	4,458	4,332
	38,041	33,561

Provision for self-insured liabilities
	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	16,041	11,346
Current year provision	5,769	6,329
Payment for claims settlement	(2,491)	(2,087)
Impact of foreign exchange	(1,923)	453

Provision, end of the period	17,396	16,041

Liabilities on lease exit activities
	September 30	December 31
	2007	2006
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	2,833	2,251
Current year provision:
Established for existing operations	886	96
Resulting from acquisitions	741	2,146
Payment or adjustments:
Impacting administrative and marketing expenses	(1,210)	(1,649)
Impact of foreign exchange	(141)	(11)

Liability, end of the period	3,109	2,833
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)
F-11

6. Financial Instruments—Forward Contracts

As at September 30, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the sale of US$4,500,000 at rates ranging from 0.9996 to 1.0030 per US dollar maturing over the next three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts using market rates as at September 30, 2007, is $26,700. For the third quarter and year to date, unrealized gains of $26,700 relating to derivative financial instruments were recorded in net income as foreign exchange gains.

7. Share Capital

During the first three quarters of 2007, the Company did not repurchase any common shares for cancellation pursuant to its normal course issuer bid. During Q3 06, 51,600 common shares were repurchased for cancellation pursuant to the ongoing normal course issuer bid at a cost of $1,016,000. Of this amount, $243,000 and $6,000 reduced the share capital and contributed surplus accounts, respectively, with $767,000 being charged to retained earnings.

During Q3 07, the Company recognized a stock-based compensation expense of $578,000 (Q3 06 – $455,000) in administrative and marketing expenses. Of the amount expensed, $526,000 related to the fair value of options granted (Q3 06 – $286,000); $34,000 related to deferred share unit compensation (Q3 06 – $56,000); and $18,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition (Q3 06 – $113,000). During the first three quarters of 2007, the Company recognized a stock-based compensation expense of $2,255,000 (Q3 06 – $1,380,000) in administrative and marketing expenses. Of the amount expensed, $1,240,000 related to the fair value of options granted (Q3 06 – $652,000); $905,000 related to deferred share unit compensation (Q3 06 – $264,000); and $110,000 (Q3 06 – $464,000) related to the restricted shares issued on The Keith Companies, Inc. acquisition. The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through other long-term liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated statements reflect the stock split on a retroactive basis.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Share options

During Q3 07, the Board of Directors granted 467,500 options to officers and employees of the Company. These options were granted at an exercise price of $30.61 per share. The options vest evenly over a three-year period and have a contractual life of seven years.

During Q3 06, the Board of Directors granted 471,000 options to officers and employees of the Company. These options were granted at an exercise price ranging between $20.37 and $20.42 per share. The options vest evenly over a three-year period and have a contractual life of seven years.

		As at September 30
	2007		2006
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$

Share options, beginning of the period	1,702,784	11.92	1,876,528	6.94
Granted	467,500	30.61	471,000	20.40
Exercised	(378,934)	4.68	(482,076)	3.09
Forfeited	(29,664)	18.57	(30,664)	11.32
Cancelled	-	-	(2,000)	10.50

Share options, end of the period	1,761,686	18.32	1,832,788	11.34

At September 30, 2007, 848,857 (September 30, 2006 – 974,237) share options were exercisable at a weighted average price of $11.80 (September 30, 2006 – $6.67) .

The weighted average assumptions used in the Black-Scholes options pricing model for the options granted at market during the quarter were as follows:

Risk-free interest rate (%)	4.31
Expected hold period to exercise (years)	5.5
Volatility in the price of the Company's shares (%)	27.5
Weighted average fair value per option ($)	10.65

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC.
 (UNAUDITED)

8.	Accumulated Other Comprehensive Income

		Unrealized
	Cumulative	Gains on	Realized Gains
	Translation	Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$

Balance, December 31, 2006	(24,844)	-	-	(24,844)
Change in accounting policy (note 1)	-	481	-	481

Balance, January 1, 2007, as adjusted	(24,844)	481	-	(24,363)
Current period activity	(46,034)	1,050	(247)	(45,231)
Income tax effect	-	(26)	6	(20)

Balance, September 30, 2007	(70,878)	1,505	(241)	(69,614)

During Q3 07, accumulated other comprehensive income decreased by $18,983,000 due to a $19,308,000 decrease in cumulative translation adjustments, a $430,000 increase in unrealized gains on financial assets (net of income taxes of $11,000), and a $105,000 increase in realized gains transferred to net income (net of income taxes of $2,000).

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 0.9948 (December 31, 2006 – 1.1654) .

9.  Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision makers in allocating resources and assessing performance. The chief operating decision makers are the Chief Executive Officer and the Chief Operating Officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments that are aggregated in one reportable segment as Consulting Services, which provides services throughout North America and internationally.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets
	September 30, 2007	December 31, 2006
(In thousands of Canadian dollars)	$	$

Canada	111,973	106,497
United States	237,126	232,387
International	458	435
	349,557	339,319

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

Geographic information	Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

Canada	130,374	117,571	385,167	340,584
United States	103,034	91,297	305,010	260,582
International	1,973	1,279	6,164	3,092
	235,381	210,147	696,341	604,258

Gross revenue is attributed to countries based on the location of the work performed.

Practice area information		Gross Revenue
	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(In thousands of Canadian dollars)	$	$	$	$

Consulting Services
Buildings	49,190	46,217	151,284	137,250
Environment	42,992	38,516	131,691	106,856
Industrial & Project
Management	32,225	24,805	93,680	67,239
Transportation	38,649	29,053	102,950	81,072
Urban Land	72,325	71,556	216,736	211,841
	235,381	210,147	696,341	604,258

10. Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q3 07 was $3,698,000 (Q3 06 – $3,125,000), with a year-to-date expense of $10,460,000 (2006 – $9,091,000).

11. Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. During Q3 07 and Q3 06, no investment tax credits were recorded. Year to date, $382,000 (2006 – $500,000) in investment tax credits were recorded as a reduction of administrative and marketing expenses.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

12. Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended		For the three quarters ended
	September 30		September 30
	2007	2006	2007	2006
(in thousands of Canadian dollars)	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	17,475	16,414	50,330	44,551
Add (deduct) items not affecting cash:
Depreciation of property and equipment	4,797	4,250	13,125	11,354
Amortization of intangible assets	800	1,599	2,558	4,833
Future income tax	(2,898)	(1,498)	(2,070)	(2,098)
Gain on dispositions of investments and
property and equipment	(323)	(432)	(854)	(902)
Stock-based compensation expense	578	455	2,255	1,380
Provision for self-insured liability	1,968	2,001	5,769	3,254
Other non-cash items	(434)	(471)	(1,423)	84
Share of income from associated companies	(93)	(48)	(187)	(212)
Dividends from equity investments	200	300	450	450

	22,070	22,570	69,953	62,694

Change in non-cash working capital accounts:
Accounts receivable	(14,639)	(9,029)	(10,096)	(20,529)
Costs and estimated earnings in excess of
billings	3,956	6,585	(23,874)	15,098
Prepaid expenses	364	(1,362)	1,656	(1,228)
Accounts payable and accrued liabilities	(535)	253	(10,761)	(21,420)
Billings in excess of costs and estimated
earnings	1,289	1,052	7,180	3,839
Income taxes payable/recoverable	5,794	253	1,852	34

	(3,771)	(2,248)	(34,043)	(24,206)

Cash flows from operating activities	18,299	20,322	35,910	38,488

13. Subsequent Events

On October 1, 2007, the Company acquired the business of Woodlot Alternatives, Inc. The addition of this firm, which specializes in natural resource assessments, permitting, and environmental engineering, will strengthen the Company’s presence in Maine and New England. On October 19, 2007, the Company acquired the shares and businesses of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited. These acquisitions bring greater depth to the Company's Industrial practice, enhance its operations in New England, and provide access to a new market in Atlantic Canada. Woodlot Alternatives, Inc.; Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited were acquired for an aggregate cash consideration of $30,157,000, promissory notes of $18,189,000, and share consideration of $3,426,000.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
STANTEC INC. (UNAUDITED)

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 26, 2007

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended September 30, 2007, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2007, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2006 Annual Report, and the Report to Shareholders contained in our 2007 Third Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2006 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended September 30, 2007, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com. Such additional information is not incorporated by reference herein and should not be deemed to be made part of this Management’s Discussion and Analysis.

During the second quarter of 2006, our shareholders approved the subdivision of our common shares on a two-for-one basis. All references to common shares, per share amounts, and stock-based compensation plans in this Management’s Discussion and Analysis reflect the stock split on a retroactive basis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2007 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report to not place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section in our 2006 Annual Report provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of October 26, 2007, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm with $1 billion in annual revenue in 2008 while providing professional services that have a positive, sustainable impact on our world. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q3 07 from those described in our 2006 Annual Report.

RESULTS

Overall Performance

Highlights for Q3 07

By executing our business strategy, we generated strong results for the quarter ended September 30, 2007. The following table summarizes key financial data for the third quarter of 2007 and for the first three quarters of 2007 and 2006:

	Quarter ended September 30				Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts)	2007	2006	Change $	Change %	2007	2006	Change $	Change %
Gross revenue	235.3	210.2	25.1	11.9%	696.3	604.3	92.0	15.2%
Net revenue	207.0	182.0	25.0	13.7%	615.0	527.3	87.7	16.6%
Net income	17.4	16.5	0.9	5.5%	50.3	44.6	5.7	12.8%
Earnings per share – basic	0.38	0.36	.02	5.6%	1.11	0.99	0.12	12.1%
Earnings per share – diluted	0.38	0.36	.02	5.6%	1.09	0.97	0.12	12.4%
Cash flows from operating activities	18.3	20.3	(2.0)	n/a	35.9	38.5	(2.6)	n/a
Cash flows used in investing activities	(12.1)	(3.6)	(8.5)	n/a	(61.7)	(11.8)	(49.9)	n/a
Cash flows from (used in) financing activities	(16.7)	(24.4)	7.7	n/a	9.8	(51.8)	61.6	n/a

In our 2006 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2007. Below is an indication of our progress toward our annual targets:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Measure	2007 Expected Range	Actual to Q3 07	Performance

Debt to equity ratio (note 1)	At or below 0.5 to 1	0.06	✓
Return on equity (note 2)	At or above 14%	15.9%	✓
Net income as % of net revenue	At or above 6%	8.2%	✓
Gross margin as % of net revenue	Between 55 and 57%	56.4%	✓
Administrative and marketing expenses as % of net revenue	Between 40 and 42%	41.9%	✓
Effective income tax rate	Between 32 and 34%	33.0%	✓

note 1: Debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of the last four quarters.
✓ Meeting target

The following highlights the key activities and initiatives that occurred in the third quarter ended September 30, 2007, and subsequent to the quarter-end:

•
On August 31, 2007, we acquired the shares and business of Trico Engineering Consultants, Inc. (Trico), adding approximately 130 staff. This acquisition complements our presence in Charleston, South Carolina, expands the depth of our services throughout the southeastern United States, and strengthens our civil engineering, surveying, landscape architecture, and planning capabilities.

•
On September 14, 2007, we acquired the shares and business of Chong Partners Architecture, Inc. (Chong Partners), adding approximately 175 staff. The acquisition of this firm, headquartered in San Francisco, California, with additional offices in Sacramento and San Diego, enhances our modest existing architecture presence in the United States, particularly in California, and provides a foundation for further expansion of our American Architecture practice.

•
Under our Company’s share option plan and as part of our incentive program, during the third quarter of 2007, our Board of Directors granted 467,500 stock options to various officers and employees of the Company. These options vest equally over a three-year period and have a contractual life of seven years from the grant date.

•	During the quarter, we conducted our annual goodwill impairment review. The review concluded that there is no impairment of goodwill.

•
Subsequent to the quarter-end, on October 1, 2007, we acquired the shares and business of Woodlot Alternatives, Inc., adding approximately 65 staff to our Maine and New England operations. Woodlot Alternatives, Inc. specializes in natural resource assessments, permitting, and environmental engineering. On October 19, 2007, we acquired the shares and businesses of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited, adding approximately 650 staff. These acquisitions bring greater depth to our Industrial practice, enhance our operations in New England, and provide access to a new market in Atlantic Canada. Woodlot Alternatives, Inc. and the Neill and Gunter companies were acquired for an aggregate cash consideration of $30.2 million, promissory notes of $18.2 million, and share consideration of $3.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Balance Sheet

Our financial condition continues to remain strong as shareholders’ equity increased by $8.3 million in the first three quarters of 2007 due mainly to $50.3 million in net income and $1.8 million from share options exercised for cash, offset by a $45.3 million change in our accumulated other comprehensive income. Our accumulated other comprehensive income represents an unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries when translated into Canadian dollars and unrealized gains and losses on our investments held for self-insured liabilities. A $46.0 million year-to-date increase in our unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries was due to the strengthening of the Canadian dollar from US$0.86 at December 31, 2006, to US$1.01 at September 30, 2007. This significant change in foreign exchange rates reduced the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets. For a further description of accumulated other comprehensive income, refer to the Critical Accounting Estimates, Developments, and Measures section below.

Our total assets and liabilities increased by $47.4 million and $39.1 million, respectively, from December 31, 2006, due mainly to the impact of acquisitions completed in the second and third quarters of 2007. This increase was offset by a reduction in the carrying value of the net assets of our US subsidiaries resulting from the strengthening of the Canadian dollar year to date.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results compared to the same period last year:

	Quarter ended Sep 30				Three quarters ended Sep 30
	% of Net Revenue		% Increase*		% of Net Revenue		% Increase*
			2007	vs.
	2007	2006	2006		2007	2006	2007 vs. 2006
Gross revenue	113.7%	115.5%	11.9%		113.2%	114.6%	15.2%
Net revenue	100.0%	100.0%	13.7%		100.0%	100.0%	16.6%
Direct payroll costs	43.8%	43.1%	15.7%		43.6%	43.5%	17.0%
Gross margin	56.2%	56.9%	12.3%		56.4%	56.5%	16.3%
Administrative and marketing expenses	41.1%	40.1%	16.7%		41.9%	40.5%	20.5%
Depreciation of property and equipment	2.3%	2.3%	14.3%		2.1%	2.2%	14.9%
Amortization of intangible assets	0.4%	0.8%	(50.0%)		0.4%	0.9%	(45.8%)
Net interest (income) expense	0.2%	0.2%	0.0%		0.1%	0.3%	(61.1%)
Share of income from associated
companies	0.0%	0.0%	n/m		0.0%	0.0%	n/m
Foreign exchange (gains) losses	(0.1%)	0.1%	n/m		(0.2%)	0.0%	n/m
Other income	(0.2%)	(0.1%)	200.0%		(0.1%)	(0.2%)	(30.8%)
Income before income taxes	12.5%	13.5%	5.3%		12.2%	12.8%	10.9%
Income taxes	4.1%	4.5%	5.0%		4.0%	4.4%	7.4%
Net income for the period	8.4%	9.0%	5.5%		8.2%	8.4%	12.8%
* % increase calculated based on the dollar change from the comparable period
n/m = not meaningful

The following discussion outlines certain factors affecting the results of our operations for the third quarter of 2007 and for the first three quarters of 2007 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the third quarter of 2007 and for the first three quarters of 2007 compared to the same periods in 2006.

	Quarter ended	Three quarters
Gross Revenue	Sep 30	ended Sep 30
(In millions of Canadian dollars)	2007 vs. 2006	2007 vs. 2006
Increase due to:
Acquisition growth	27.4	62.6
Net internal growth	3.5	35.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(5.8)	(6.1)

Total increase in gross revenue	25.1	92.0

	Quarter ended	Three quarters
Net Revenue	Sep 30	ended Sep 30
(In millions of Canadian dollars)	2007 vs. 2006	2007 vs. 2006
Increase due to:
Acquisition growth	22.1	53.5
Net internal growth	8.0	39.5
Impact of foreign exchange rates on revenue
earned by foreign subsidiaries	(5.1)	(5.3)

Total increase in net revenue	25.0	87.7

The net increase in gross revenue was $25.1 million for Q3 07 over Q3 06 due to growth of $27.4 million from acquisitions and of $3.5 million from internal growth, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $5.8 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q3 07 attributed to the Vollmer Associates LLP (Vollmer), Land Use Consultants, Inc., and Geller DeVellis Inc. (Geller) acquisitions, which were completed in Q2 07, and to the Trico and Chong Partners acquisitions, which were completed in Q3 07.

The following table summarizes the growth in gross revenue by practice area in the third quarter of 2007 and in the first three quarters of 2007 compared to the same periods in 2006:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
	Quarter ended Sep 30			Three quarters ended Sep 30
(In millions of Canadian dollars)	2007	2006	Change	2007	2006	Change

Buildings	49.2	46.3	2.9	151.3	137.3	14.0
Environment	43.0	38.6	4.4	131.7	106.9	24.8
Industrial & Project Management	32.2	24.7	7.5	93.7	67.2	26.5
Transportation	38.6	29.1	9.5	102.9	81.1	21.8
Urban Land	72.3	71.5	0.8	216.7	211.8	4.9
Total	235.3	210.2	25.1	696.3	604.3	92.0

As indicated above, our gross revenue was impacted by acquisitions, net internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

	Three quarters ended Sep 30
		Change Due	Change Due	Change Due
	Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	Change	Acquisitions	Growth	Exchange

Buildings	2.9	3.1	0.4	(0.6)
Environment	4.4	2.2	3.6	(1.4)
Industrial & Project Management	7.5	0.0	7.9	(0.4)
Transportation	9.5	12.3	(1.9)	(0.9)
Urban Land	0.8	9.8	(6.5)	(2.5)
Total	25.1	27.4	3.5	(5.8)
	Three quarters ended Sep 30
		Change Due	Change Due	Change Due
	Total	to	to Internal	to Foreign
(In millions of Canadian dollars)	Change	Acquisitions	Growth	Exchange

Buildings	14.0	7.3	7.3	(0.6)
Environment	24.8	9.0	17.2	(1.4)
Industrial & Project Management	26.5	0.4	26.5	(0.4)
Transportation	21.8	26.5	(3.6)	(1.1)
Urban Land	4.9	19.4	(11.9)	(2.6)
Total	92.0	62.6	35.5	(6.1)

The following lists the acquisitions completed in 2006 and 2007 that impacted specific practice areas:

•
Buildings: Carinci Burt Rogers Engineering, Inc. (March 2006), Dufresne-Henry, Inc. (April 2006), Nicolson Tamaki Architects Inc. (March 2007), Vollmer Associates LLP (April 2007), and Chong Partners Architecture, Inc. (September 2007)

•	Environment: Dufresne-Henry, Inc. (April 2006), Vollmer Associates LLP (April 2007), and Trico Engineering Consultants Inc. (August 2007)
•	Industrial & Project Management: Dufresne-Henry, Inc. (April 2006)
•	Transportation: Dufresne-Henry, Inc. (April 2006), ACEx Technologies, Inc. (May 2006), and Vollmer Associates LLP (April 2007)

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

•
Urban Land: Dufresne-Henry, Inc. (April 2006), Vollmer Associates LLP (April 2007), Land Use Consultants, Inc. (April 2007), Geller DeVellis Inc. (May 2007), and Trico Engineering Consultants Inc. (August 2007)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$0.95 in Q3 07 compared to US$0.89 in Q3 06, representing an appreciation of 6.7%. This strengthening of the Canadian dollar had a negative effect on the 2007 revenue reported in Q3 07 compared to Q3 06. Year to date, the value of the Canadian dollar averaged US$0.90 compared to US$0.88 in 2006.

Buildings. Gross revenue for the Buildings practice area grew by 6.3% in Q3 07 compared to Q3 06 and by 10.2% year to date in 2007 compared to 2006. Of the $14.0 million increase year to date, $7.3 million was due to acquisitions, and $7.3 million was due to internal growth, offset by a foreign exchange impact of $0.6 million. The Buildings practice area continues to secure significant projects and to experience consistently strong project volumes. In particular, activity in western Canada is especially strong in both the public and private sectors. To level our internal workloads and assist our clients in meeting their needs, the practice area continues to make use of work-sharing initiatives across the Company. We believe that the outlook for the Buildings practice area remains optimistic, especially with the acquisition of Chong Partners. This addition is expected to enhance our architecture presence in the United States, particularly in California, and to provide a foundation and catalyst for further expansion of our American Architecture practice.

Environment. Gross revenue for the Environment practice area increased by 11.4% in Q3 07 compared to Q3 06 and by 23.2% year to date in 2007 compared to 2006. Of the $24.8 million increase year to date, $9.0 million was due to acquisitions, and $17.2 million was due to internal growth, offset by a foreign exchange impact of $1.4 million. The Environment practice area remains strong due to larger projects, the strong economy in western Canada, and the procurement of additional work in the public sector in eastern Canada. In Q3 07 this practice area continued to improve operating efficiencies in the US East in terms of client selection, project management, and sales effectiveness. Growing concerns in the US West over the inadequacy of existing water supplies, drought conditions, and legal and regulatory activities are translating into projects in the areas of groundwater development, master planning, and recycled water. We believe that opportunities for this practice area will remain positive due to interest in Canada and the United States in funding water quality initiatives, the need to rehabilitate or replace aging infrastructure, continuing population growth in certain US regions, and heightening regulatory activities regarding clean water.

Industrial & Project Management. Gross revenue for the Industrial & Project Management practice area grew by 30.4% in Q3 07 compared to Q3 06 and by 39.4% year to date in 2007 compared to 2006. Of the $26.5 million increase year to date, $0.4 million was due to acquisitions, and $26.5 million was due to internal growth, offset by a foreign exchange impact of $0.4 million. The strong internal growth was primarily due to projects secured as a result of the strong economy in Canada, especially in western Canada. During the quarter, the Industrial & Project Management practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. For example, we continue to work with an international pipeline company, providing engineering design services for major tank terminal facilities. In addition, during the quarter, we secured an assignment to develop facilities and infrastructure for the Athabasca Upgrader in northern Alberta for Total E&P Canada Ltd. The scope of work includes the installation of all associated infrastructure and will demonstrate our ability to offer multidiscipline services by involving staff from several other practice areas. The Industrial & Project Management practice area continues to position itself in the energy and resources sector by pursuing more of the support facilities and infrastructure segment of projects. It also continues to market its expertise to capture more projects in the power transmission and distribution sector as well as opportunities that may arise from an expected increase in construction activity related to the focus on renewable energy initiatives (i.e., ethanol, biomass, wind, and solar energy) in North America.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Transportation. Gross revenue for the Transportation practice area increased by 32.6% in Q3 07 compared to Q3 06 and by 26.9% year to date in 2007 compared to 2006. Of the $21.8 million increase year to date, $26.5 million was due to acquisitions, offset by a foreign exchange impact of $1.1 million and a decline in internal revenue of $3.9 million. The implementation of the six-year, US$286.4 billion Safe, Accountable, Flexible, Efficient Transportation Equity Act: A Legacy for Users signed on August 10, 2005, has increased the funds available for transportation projects, which continues to translate into contracts for our Company. The acquisition of Vollmer in Q2 07 has assisted our US East operations in securing new projects during the year. The decline in internal revenue for the practice area was due mainly to certain larger projects coming to completion during the quarter along with continued delays in the start of new projects. Although some projects are being delayed due to increases in construction costs, the outlook for our Transportation practice area remains positive for the balance of 2007 and into 2008.

Urban Land. Gross revenue for the Urban Land practice area grew by 1.1% in Q3 07 compared to Q3 06 and by 2.3% year to date in 2007 compared to 2006. Of the $4.9 million increase year to date, $19.4 million was due to acquisitions, offset by a foreign exchange impact of $2.6 million and a decline in internal revenue of $11.9 million, representing about 5% of the practice area’s net revenue year to date. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these operations account for approximately 70% of our business. The decline in the California market has been partially offset by the strength of the Alberta market. In addition, we have a modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, Georgia, and Florida and a small presence in other Canadian markets. Our recent acquisitions in the US Northeast have increased our presence in New England and the Tri-State (New York, New Jersey, and Connecticut) area, and we expect the addition of Trico to enhance our presence in the southeastern United States and expand our services further into the coastal areas of the Carolinas. Current market conditions are expected to continue through 2008, with improvements anticipated in 2009. To mitigate the impact of the decline in activity in the United States, we continue to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2006 Annual Report. Our gross margin as a percentage of net revenue was 56.2% in Q3 07 compared to 56.9% in Q3 06. The year-to-date gross margin was 56.4% for 2007 compared to 56.5% for 2006. Our Q3 07 gross margin fell within the anticipated range of 55 to 57% set out in our 2006 Annual Report. Because of the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, the margin reported from quarter to quarter fluctuates depending on the mix of projects in progress during any quarter. In addition, our gross margin percentage declined in the third quarter due to an increase in the revenue earned by the Transportation practice area in the United States compared to that earned in Canada. Gross margins on transportation projects in the United States are typically lower than on those in Canada due to federal limits on fee levels. Our gross margin percentage declined in our Urban Land practice area due to market conditions for a declining volume of work, particularly in the US West.

The following table summarizes our gross margin percentages by practice area for the third quarter of 2007 and 2006 and on a year-to-date basis for 2007 and 2006:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Practice Area Gross Margin
			Three quarters ended
	Quarter ended Sep 30		Sep 30
	2007	2006	2007	2006

Buildings	57.0%	57.5%	57.6%	56.5%
Environment	58.8%	58.4%	58.2%	57.7%
Industrial & Project Management	52.6%	49.5%	51.3%	50.0%
Transportation	51.7%	55.7%	53.4%	55.9%
Urban Land	57.7%	58.7%	57.7%	58.0%

Our gross margin percentages decreased in our Transportation, Urban Land, and Buildings practice areas in Q3 07 compared to Q3 06 but exceeded 2006 levels in all practice areas except Transportation and Urban Land on a year-to-date basis. These changes are attributable to the reasons mentioned above.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 41.1% for Q3 07 compared to 40.1% for Q3 06. Year-to-date administrative and marketing expenses as a percentage of net revenue were 41.9% for 2007 compared to 40.5% for 2006, falling within our expected range of 40 to 42%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there can be an increase in staff time charged to administration and marketing due to systems integration and the orientation and integration of newly acquired staff. In Q3 07 we began integrating more than 300 staff from the two acquisitions completed during the quarter and continued with the integration of the more than 970 staff acquired year to date.

In addition to the above, our year-to-date administrative and marketing expenses were affected by a $6.0 million increase in our bad debt expense. Our allowance for doubtful accounts is an estimate that is subject to measurement uncertainty. We adjust the provision quarterly based on trends and historical experience. We expect our administrative and marketing expenses to be in the upper end of our expected range of 40 to 42% for the full year 2007.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the third quarter of 2007 and 2006 and on a year-to-date basis for 2007 and 2006:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

	Quarter ended		Three quarters ended
	Sep 30		Sep 30
(In thousands of Canadian dollars)	2007	2006	2007	2006

Amortization of client relationships	599	609	1,743	1,809
Amortization of backlog	93	931	576	2,848
Other	108	59	239	176

Total amortization of intangible assets	800	1,599	2,558	4,833

Our amortization of intangible assets decreased by $799,000 in Q3 07 compared to Q3 06 and by $2.3 million year to date compared to the same period last year. These decreases were mainly due to the backlog balances of Keen Engineering Co. Ltd. (Keen) and CPV Group Architects & Engineers Ltd. being fully amortized at the end of 2006 and to the backlog balance of The Keith Companies, Inc. (Keith) being fully amortized at the beginning of Q2 07. During the second and third quarters of 2007, $5.7 million in intangible assets was established as a result of the Vollmer, Geller, Trico, and Chong Partners acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q3 07, we expect our amortization expense for intangible assets for the full year 2007 to be in the range of $3.5 to $4.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q3 07.

Net Interest Expense

The decrease of $45,000 in our net interest expense in Q3 07 compared to Q3 06 and of $1,103,000 on a year-to-date basis compared to 2006 was a result of our long-term debt position throughout the first three quarters of 2007 being lower than in the same period in 2006. As at September 30, 2007, $21.9 million was outstanding on our credit facility versus $29.7 million outstanding as at September 30, 2006. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers acceptance rates plus 65 or 85 basis points. Our average interest rate was 6.1% at September 30, 2007, compared to 5.36% at September 30, 2006. We estimate that, based on our credit facility balance at September 30, 2007, a 1% change in interest rates would impact our annual earnings per share by less than $0.01.

Foreign Exchange Gains (Losses)

During Q3 07, we recorded a foreign exchange gain of $194,000 compared to a loss of $99,000 in Q3 06. These foreign exchange gains and losses have arisen on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. As at September 30, 2007, we had entered into foreign currency forward contracts that provided for the sale of US$4.5 million at rates ranging from 0.9996 to 1.0030 per US dollar maturing over the next three months.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Income Taxes

Our effective income tax rate for the first three quarters of 2007 was 33.0% compared to 32.7% for the year ended December 31, 2006. Our estimated income tax rate is adjusted quarterly, based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions. For 2007 we are expecting an increase in the portion of income that we earn in higher tax jurisdictions, resulting in an increase of our effective income tax rates from 2006.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars,
except per share amounts)	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007

Gross revenue	211.8	216.3	244.7	235.3
Net revenue	180.6	192.3	215.7	207.0
Net income	15.6	15.4	17.5	17.4
EPS – basic	0.35	0.34	0.38	0.38
EPS – diluted	0.34	0.33	0.38	0.38

	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006

Gross revenue	180.6	185.3	208.8	210.2
Net revenue	151.9	163.1	182.2	182.0
Net income	8.0	11.4	16.7	16.5
EPS – basic	0.18	0.25	0.37	0.36
EPS – diluted	0.17	0.25	0.36	0.36

The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 07 vs. Q3 06	Q2 07 vs. Q2 06	Q1 07 vs. Q1 06	Q4 06 vs. Q4 05

Increase (decrease) in gross revenue due to:
Acquisition growth	27.4	22.3	12.9	12.0
Net internal growth	3.5	15.2	16.8	21.4
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(5.8)	(1.6)	1.3	(2.2)

Total increase in gross revenue	25.1	35.9	31.0	31.2

During Q4 06, our gross revenue increased by $31.2 million, or 17.3%, to $211.8 million compared to $180.6 million for the same period in 2005. Approximately $12.0 million of this increase resulted from acquisitions completed in 2005 and 2006 and $21.4 million in internal growth, offset by $2.2 million in foreign exchange due to the strengthening of the Canadian dollar during 2005 and 2006. Net income during Q4 06 was strong, increasing by $7.6 million, or 95.7%, from the same period in 2005. Basic earnings per share increased by $0.17, or 94.4%, in Q4 06 compared to the same period in Q4 05. These increases in net income and earnings per share were mainly due to the growth in gross revenue mentioned above as well as a quarterly gross margin of 58.3% compared to 53.5% for the same period last year. Due to the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle, there will continue to be fluctuations in our gross margin from period to period depending on the mix of projects during any quarter. In addition, our 2005 gross margin was lower because we integrated approximately 1,000 staff into our Company in Q4 05 from the Keith and Keen acquisitions. These staff were required to learn new practices and processes and understand new systems, and such a learning curve results in decreased productivity until the learning is complete.

During Q1 07, our gross revenue grew by $31.0 million, or 16.7%, to $216.3 million compared to $185.3 million for the same period in 2006. Approximately $12.9 million of this increase resulted from acquisitions completed in 2006, $16.8 million in internal growth, and a $1.3 million positive impact from foreign exchange due to the weaker Canadian dollar in Q1 07 compared to Q1 06. Net income increased by $4.0 million, or 35.1%, in Q1 07 compared to the same period in 2006, and basic earnings per share increased by $0.09 compared to the same period in 2006. The increase in net income was mainly due to our amortization of intangible assets and net interest expense being lower than in the same period in 2006. As well, our gross margin was higher than anticipated due to the mix and type of projects completed during the quarter.

During Q2 07, our gross revenue increased by $35.9 million, or 17.2% to $244.7 million compared to $208.8 million for the same period in 2006. Approximately $22.3 million of this increase resulted from acquisitions completed in 2006 and 2007 and $15.2 million in internal growth, offset by $1.6 million in foreign exchange due to the stronger Canadian dollar in Q2 07 compared to Q2 06. Net income increased by $0.8 million, or 4.8%, in Q2 07 compared to the same period in 2006, and basic earnings per share increased by $0.01 compared to the same period in 2006. Net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q2 07 as we focused on the integration of approximately 670 staff from the acquisition of Vollmer, Land Use Consultants, Inc., and Geller. In addition, we incurred $2.8 million in bad debt expense in Q2 07 compared to Q2 06 as a result of an adjustment to

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

our provision based on historical experience. We also incurred a $2.2 million expense for self-insured professional liabilities claims in Q2 07 versus a $1.0 million recovery in Q2 06. Our claims expense fluctuates based on the results of actuarial reviews as well as the timing of the initiation and settlement of claims.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at September 30, 2007, compared to December 31, 2006:

(In millions of Canadian dollars, except ratios)	Sep 30, 2007	Dec 31, 2006	% Change

Current assets	295.5	262.8	12.4%
Current liabilities	(175.3)	(155.7)	12.6%
Working capital	120.2	107.1	12.2%
Ratio of current assets to current liabilities	1.69	1.69	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the third quarter and year to date for 2007 and 2006, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30
(In millions of Canadian dollars)	2007	2006	$Change	2007	2006	$Change
Cash flows from operating activities	18.3	20.3	(2.0)	35.9	38.5	(2.6)
Cash flows used in investing activities	(12.1)	(3.6)	(8.5)	(61.7)	(11.8)	(49.9)
Cash flows from (used in) financing activities	(16.7)	(24.4)	7.7	9.8	(51.8)	61.6

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $160 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, and sustaining capital spending on property and equipment. We continue to manage according to the management guideline established in our 2006 Annual Report of maintaining a debt to equity ratio (total liabilities divided by shareholders’ equity) of less than 0.5 to 1.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q3 07 was $120.2 million compared to $107.1 million at December 31, 2006. Current assets increased by $32.7 million, and current liabilities increased by $19.6 million during this period. The increase in current assets from December 31, 2006, was due to a $46.9 million increase in accounts receivable and costs and estimated earnings in excess of billings resulting from our Company’s growth and the integration of acquisitions that occurred in the second and third quarters of 2007. The increase in current liabilities was due to an increase in accounts payable and accrued liabilities and in billings in excess of costs and estimated earnings, which were also impacted by the Company’s growth in the second and third quarters of 2007. The factors leading to the increases in current assets and current liabilities in Q3 07 were offset by a reduction in the carrying value of the assets and liabilities of our US subsidiaries resulting from the strengthening of the Canadian dollar year to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Cash Flows From Operating Activities

Our cash flows from operating activities decreased by $2.0 million in Q3 07 compared to the same period in 2006 and by $2.6 million year to date compared to the first three quarters of 2006. The quarter-over-quarter change was mainly due to a decline of $5.9 million in cash receipts from clients less cash paid to suppliers and employees. Our cash flows from costs and estimated earnings in excess of billings and from accounts receivable were higher in Q3 06 as we completed the integration of acquisitions made in the last half of 2005 (i.e., the Keen and Keith acquisitions) and in the first half of 2006.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $8.5 million in Q3 07 compared to the same period in 2006 and by $49.9 million year to date compared to the first three quarters of 2006. Year to date, we used $42.6 million for the acquisition of Nicolson Tamaki Architects Inc., Vollmer, Land Use Consultants, Inc., Geller, Trico, and Chong Partners versus using $12.1 million for acquisition activity in the same period in 2006. As well, cash flows used in investing activities were lower in 2006 since we were able to access $18.0 million in restricted cash for investment activities in 2006 compared to $1.0 million in 2007.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases increased to $7.2 million in Q3 07 from $3.7 million in Q3 06 and from $18.8 million year to date compared to $14.6 million in 2006. Our Q3 07 purchases were within the expected range for 2007 to support ongoing operational activity and growth. During Q3 07, our purchases of property and equipment were financed by cash flows from operations.

Cash Flows Used in Financing Activities

Our cash flows used in financing activities decreased by $7.7 million in Q3 07 compared to the same period in 2006 and by $61.6 million year to date compared to the first three quarters of 2006. During the quarter, we used funds to repay $40.3 million of our revolving credit facility and $5.0 million of acquired bank indebtedness compared to using $26.3 million in Q3 06. In Q3 07 we accessed an additional $27.3 million of our revolving credit facility for acquisition purposes compared to borrowing no funds from our credit facility in Q3 06. Year to date, we used $69.0 million of our revolving credit facility in part to fund the Vollmer, Trico, and Chong Partners acquisitions versus using $9.1 million to fund acquisitions during the same period in 2006.

Shareholders’ Equity

Share options exercised during the first three quarters of 2007 generated cash of $1.8 million compared to $1.5 million generated during the same period in 2006.

OTHER

Outstanding Share Data

As at September 30, 2007, there were 45,602,754 common shares and 1,761,686 share options outstanding. During the period of September 30, 2007, to October 26, 2007, no shares were repurchased under our normal course issuer bid; 1,666 share options were exercised; 3,000 share options were forfeited; no common shares were released from restriction upon the vesting of restricted shares; and 96,925 shares

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

were issued as consideration for the acquisition of the Neill and Gunter companies. As at October 26, 2007, there were 45,701,345 common shares and 1,757,020 share purchase options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating lease commitments as of September 30, 2007:

Contractual Obligations	Payments Due by Period
(In millions of Canadian dollars)
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years

Long-term debt	36.0	6.3	29.6		0.1
Interest on debt	4.5	1.7	2.8
Operating lease commitments	286.6	44.9	77.6	61.1	103.0
Other	2.7				2.7
Total Contractual Obligations	329.8	52.9	110.0	61.1	105.8

For further information regarding the nature and repayment terms of our long-term debt, refer to note 4 in our unaudited interim consolidated financial statements for the quarter ended September 30, 2007. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities include amounts payable under our Deferred Share Unit Plan.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at September 30, 2007, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $1.8 million (December 31, 2006 – $1.9 million) that expire at various dates before September 2008.

Related Party Transactions

No related party transactions were made during the first three quarters of 2007.

OUTLOOK

The outlook for the remainder of 2007 continues to be positive since we operate in a highly diverse infrastructure and facilities market in North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. For the third quarter of 2007, there have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2006 Annual Report except as indicated below.

In our 2006 Annual Report, we noted that although the US housing market was forecasted to continue to decline in the first half of 2007, it could begin showing positive growth in the latter part of the year. We now expect the decline in the US housing market to continue through 2008, with improvements anticipated in

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

2009. To mitigate the impact of the decline in activity in the United States, we continue to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian GAAP requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first three quarters ended September 30, 2007, there has been no significant change in our critical accounting estimates or description of non-GAAP accounting measures from those included in our 2006 Annual Report. Readers are encouraged to refer to this discussion in our 2006 Annual Report for additional information.

For the quarter ended September 30, 2007, there has been no significant change in our accounting developments as described in our 2006 Annual Report except for the adoption of the CICA Handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; Section 3251, “Equity”; and Section 1506, “Accounting Changes.”

Financial instruments, equity, and comprehensive income. These pronouncements further align Canadian GAAP with US GAAP and International Reporting Standards and require the following:

•
Financial assets are classified as loans or receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification is restricted to fixed maturity instruments that we intend and are able to hold to maturity, and these investments are accounted for at amortized cost. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets are classified as available for sale. These assets are recorded at fair value, with accumulated unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’ equity called “Accumulated Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains and losses are recognized in net income. Changes in fair value from reporting period to reporting period are recorded in “Other Comprehensive Income.”

•
Financial liabilities are classified as either held for trading or other. Held-for-trading instruments are recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments are accounted for at amortized cost, with related gains and losses reported in net income.

•	Derivatives are classified as held for trading unless designated as hedging instruments. All derivatives are recorded at fair value on the consolidated balance sheets.

As a result of adopting these standards, we classified our financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as financial assets held for trading.
•	Accounts receivable net of allowance for doubtful accounts are classified as receivables.
•	Investments held for self-insured liabilities are classified as financial assets available for sale.
•	Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities.
•	Foreign currency exchange contracts are derivatives that are classified as held for trading. Our foreign currency forward contracts are not accounted for as hedges.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In accordance with the provisions of these new standards, accumulated other comprehensive income is included on our consolidated balance sheets as a separate component of shareholders’ equity. Accumulated other comprehensive income includes, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets and unrealized foreign currency translation gains and losses on self-sustaining foreign operations. On January 1, 2007, in accordance with transitional provisions, unrealized foreign currency translation gains and losses on self-sustaining foreign operations were reclassified from the cumulative translation account to accumulated other comprehensive income. Prior periods presented were also restated to reflect this reclassification.

The impact of recording our investments held for self-insured liabilities at fair value on January 1, 2007, in accordance with transitional provisions was to increase other assets by approximately $493,000, increase opening accumulated other comprehensive income by approximately $481,000 (after-tax), and increase future income tax liabilities by $12,000. Accumulated other comprehensive income also decreased by the $24.8 million balance previously reported in our cumulative translation account. These transition adjustments did not affect net income or basic or diluted earnings per share. Prior period consolidated financial statements were not restated except for the presentation of the cumulative translation account.

Accounting Changes. CICA Handbook Section 1506 establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. It includes the disclosure, on an interim and annual basis, of a description and the impact on our financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of this new section did not have an effect on our financial position or on the results of our operations.

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2007, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the three quarters ended September 30, 2007, there has been no significant change in our risk factors from those described in our 2006 Annual Report. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT ACQUISITIONS

On October 1, 2007, we acquired the shares and business of Woodlot Alternatives, Inc., adding approximately 65 staff to our Maine and New England operations. Woodlot Alternatives, Inc. specializes in natural resource assessments, permitting, and environmental engineering. On October 19, 2007, we acquired the shares and business of Neill and Gunter, Incorporated; Neill and Gunter Limited; and Neill and Gunter (Nova Scotia) Limited, adding approximately 650 staff. These acquisitions bring greater depth to our Industrial practice, enhance our operations in New England, and provide access to a new market in Atlantic Canada. Woodlot Alternatives, Inc. and the Neill and Gunter companies were acquired for an aggregate cash consideration of $30.2 million, promissory notes of $18.2 million, and share consideration of $3.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
under the symbol STN and on
the New York Stock Exchange
under the symbol SXC.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com